UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 10)

PAMPA ENERGÍA S.A.
(Name of Issuer)

Common Shares, par value Ps.1.00 (the “Pampa Shares”) American Depositary Shares, each representing 25 Pampa Shares (the “Pampa ADSs”)
(Title of Class of Securities)

697660207*
(CUSIP Number)

María Carolina Sigwald Maipú 1 C1084ABA, City of Buenos Aires Argentina +54-11-4344-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This CUSIP number applies to the Pampa ADSs, each representing 25 Pampa Shares, par value Ps.1.00. No CUSIP number exists for the underlying Pampa Shares since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 697660207	13D/A	Page 2 of 5 Pages

1.	Names of Reporting Persons: Marcos Marcelo Mindlin
2.	Check the Appropriate Box if a Member of a Group (a) [_] (b) [_]
3.	SEC Use Only:
4.	Source of Funds: AF, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 235,020,708
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 235,020,708
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 235,020,708
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]
13.	Percent of Class Represented by Amount in Row (11): 16.99%[1]
14.	Type of Reporting Person: IN

[1] The percentage is based on 1,383,644,605 outstanding Pampa Shares.

Item 1.   Security and Issuer.

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2019 (as amended from time to time, the “Schedule 13D”), with respect to the common shares (the “Pampa Shares”) of Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Issuer”), and the American depositary shares (the “Pampa ADSs”) of the Issuer, each representing 25 Pampa Shares, that are traded on the New York Stock Exchange. The principal executive offices of the Issuer are located at Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 10 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Amendment No. 10 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by Marcos Marcelo Mindlin, citizen of Argentina and Chairman of the Board of Directors (the “Board”) and Executive Director of the Issuer. His principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Marcos Marcelo Mindlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration.

No material changes.

Item 4.   Purpose of Transaction.

No material changes.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b) The Reporting Person has, as of the date hereof, the following interests in the Pampa Shares:

	Pampa Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Marcelo Mindlin	235,020,708	16.99%	235,020,708	0	235,020,366	0

(c)       Since the most recent filing on Schedule 13D, the following transactions by Reporting Persons took place with respect to Pampa Shares:

Reporting Person	Date of Transaction	Pampa Shares Acquired/(Sold)	Pampa ADSs Acquired (Sold)	Price per Pampa Shares/ ADS (AR$ or USD)	Broker	Observations
Marcos Marcelo Mindlin	06-08-2020	18,636,366		USD 0.47	Allaria Ledesma
Marcos Marcelo Mindlin	03-24-2023		(600,000)	USD 28.10	BCP

Except as described above, no Reporting Persons have and, to the knowledge of the Reporting Persons, no persons otherwise identified in Item 2 have effected any transactions in the Pampa Shares or Pampa ADSs since the most recent filing on Schedule 13D.

(d)        No person, other than the Reporting Persons, is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 10.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No material changes.

Item 7.  Material to Be Filed as Exhibits.

No material changes.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete, and correct.

Dated: April 18, 2023

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Marcos Marcelo Mindlin

By: /s/ Marcelo Mindlin